Exhibit 1

Schedule 13D Joint Filing Agreement

In accordance with the requirements of Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

I IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of January 10, 2013.

Dolphin Offshore Partners, L.P.
BY: Dolphin Mgmt. Services, Inc., its Managing General Partner
BY: S/Peter E. Salas Peter E. Salas, President

S/Peter E. Salas

Peter E. Salas